Exhibit (a)(5)(C)

        QUESTIONS AND ANSWERS
with Respect to
Offer to Purchase for Cash
by
United Online, Inc.
of
Up to 16,666,666 Shares of its Common Stock
(including the associated Preferred Stock Purchase Rights)
At a Purchase Price Not Greater than $10.50 per Share
Nor Less than $9.00 per Share

1.     What is United Online, Inc. announcing with regard to its stock?

        United Online, Inc. ("United Online") has announced a tender offer. This means that we are inviting our stockholders to "tender" their shares with the intention of purchasing up to 16,666,666 of our shares of common stock, $0.0001 par value per share, at prices specified by you that are not greater than $10.50 nor less than $9.00 per share, net to you in cash, without interest, upon the terms and subject to the conditions of the tender offer. We will select the lowest purchase price that would allow us to buy 16,666,666 shares, or, if fewer shares are properly tendered, all shares that are properly tendered and not properly withdrawn. If the aggregate purchase price would exceed $150,000,000, we will purchase that number of shares equal to $150,000,000 divided by the purchase price. This is also sometimes called a share repurchase.

2.     What is a tender offer?

        "Tender" means an offer to sell; therefore, "tender offer" simply means that if you own shares of United Online stock, you have the opportunity to tender (offer to sell) your shares of United Online stock back to United Online. It is completely your choice whether or not to tender your shares.

3.     Why is United Online doing this tender offer?

        The Board of Directors of United Online has evaluated our operations, strategy and expectations for the future and believes that the tender offer is a prudent use of our financial resources given our business profile, assets and current stock price and is an efficient means to provide value to our stockholders.

4.     How is United Online going to pay for the shares purchased in this tender offer?

        United Online intends to obtain approximately $150,000,000 of the approximately $154,000,000 of funds required to purchase shares in the tender offer and to pay all related fees and expenses through a term loan facility which we are currently negotiating. The balance of the funds required to purchase shares in the tender offer will be funded from excess cash on hand. The tender offer is conditioned upon our having obtained the financing on terms and conditions satisfactory to us, which will be sufficient to purchase the shares pursuant to the tender offer and to pay the related fees and expenses.

5.     How do I tender (offer to sell) my shares?

        You will receive a tender offer package that will provide you with the complete details of the tender offer and instructions on how to tender your shares if you wish to do so. Remember that if you own shares through multiple plans or brokers, you will be receiving packages from each. Should you choose to tender shares from multiple plans or brokers, you will need to follow the tender instructions for each, which will require completing separate tender forms.

6.     How do I know how many shares I actually own and can tender?

        If you hold shares outright, you will be receiving detailed information regarding the tender offer and how to find out how many shares you own. You may receive multiple packages if you own shares through more than one plan or brokerage account; therefore, it is important that you read each package in detail.

7.     What if I have questions about the tender offer?

        If you own shares, we recommend that you wait until you receive your tender offer package(s) in the mail and have had an opportunity to review the details of the tender offer; then, if you have questions regarding your personal situation and how the tender offer impacts your United Online stockholdings, please contact Deutsche Bank Securities Inc., the dealer manager for the tender offer, at (800) 735-7777 (toll free).

8.     What price will I get for shares that I sell?

        We are conducting the tender offer through a procedure commonly called a modified "Dutch Auction." This procedure allows you to select the price within a price range specified by us at which you are willing to sell your shares. The price range for the tender offer is $9.00 to $10.50 per share. We will select the lowest purchase price that would allow us to buy 16,666,666 shares (or if fewer shares are properly tendered, all shares that are properly tendered and not properly withdrawn). If the aggregate purchase price for such shares would exceed $150,000,000, we will purchase that number of shares equal to $150,000,000 divided by the purchase price, rounded to the nearest whole shares, subject to the "odd lot" priority, proration and conditional tender provisions. We will purchase all shares at the same purchase price, even if you have selected a lower purchase price, but we will not purchase any shares above the purchase price selected by us.

9.     Will all the shares I tender at or below the purchase price be purchased by United Online?

        If at the end of the tender period 16,666,666 shares or fewer have been tendered (offered to be sold) at or below the purchase price and the aggregate purchase price for such shares would not exceed $150,000,000, then United Online will purchase all shares properly tendered (and no proration will apply). If the aggregate purchase price for such shares would exceed $150,000,000, then the number of shares purchased by United Online will be prorated.

10.  What if I own fewer than 100 shares?

        Special procedures will apply to tendering stockholders who own less than 100 total shares. The tender offer package will explain these procedures.

11.  What if I want to conditionally tender shares?

        Special procedures will apply to tendering stockholders who conditionally tender their shares. The tender offer package will explain these procedures.

12.  How do I maximize the chance that United Online will purchase my shares?

        If you want to maximize the chance that United Online will purchase your shares, instead of specifying a price at which you tender (offer to sell) your shares, you may tender your shares at whatever purchase price United Online determines through the "Dutch Auction" process described above. This election will cause you to receive a price per share as low as

$9.00 (or lower if we amend the purchase price and the tendering shareholder does not withdraw previously tendered shares) or as high as $10.50 per share.

13.  How long do I have to decide what I want to do?

        The tender period will begin on Thursday, November 4, 2004 and end on Friday, December 3, 2004, unless extended by United Online.

        You will need to read your tender materials carefully to ensure you comply with and respond by the deadline outlined in each package.

14.  When will I know how many of my shares have been sold?

        United Online will distribute a press release announcing the preliminary results of the tender offer, including the preliminary proration information, if applicable, promptly after the end of the tender period. Then, within five business days, United Online will distribute a press release announcing the final results of the tender offer, including the prorated percentage of shares purchased, if applicable. Copies of these press releases will be posted on www.untd.com.

15.  If I decide to sell, when will I get my money?

        If we purchase your shares in the tender offer, we will pay you the purchase price in cash, without interest, promptly after the expiration of the tender offer. Under no circumstances will we pay interest on the purchase price, even if there is a delay in making payment.

16.  What if I do not want to sell?

        If you do not want to sell your shares, do nothing.

17.  Will I have to pay brokerage fees if I decide to sell some of my shares?

        If you are the record owner of your shares and you tender your shares directly to the depositary as described in the tender offer materials, you will not have to pay any fees or commissions. If you hold your shares through a broker, bank or other nominee and your broker tenders shares on your behalf, your broker may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

18.  Will I have to pay any taxes if I decide to sell some of my shares?

        You may owe taxes on the sale of your shares, as you would normally. If you have questions, we encourage you to talk to your tax advisor about your personal situation.

19.  Does United Online have a recommendation about what I should do?

        Our board of directors has approved the tender offer. However, neither we nor any member of our board of directors, Deutsche Bank Securities Inc., the dealer manager for the tender offer, or U.S. Stock Transfer Corporation, the depositary for the tender offer, makes any recommendation to you as to whether you should tender, or refrain from tendering, your shares or as to the purchase price, or purchase prices, at which you may choose to tender your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender and the purchase price, or purchase prices, at which you will tender them. In doing so, you should read carefully the information in this offer to purchase and in the related letter of transmittal, including our reasons for making the tender offer. You should discuss whether to tender your shares with your broker or other financial or tax advisors.

20.  Are the directors or executive management participating in the tender offer?

        Our directors and executive officers have advised us that they will not tender any shares in the tender offer.

21.  What is United Online's history of share repurchases? When was the last time United Online did one?

        We have repurchased 9,664,000 shares on the open market from time to time starting in 2001, including as recently as August 2004.

The terms and conditions of the tender offer are fully described in the offer to purchase and the letter of transmittal provided to you as part of this mailing. PLEASE READ THE OFFER TO PURCHASE AND THE LETTER OF TRANSMITTAL CAREFULLY.